UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada
99.2	Consent of Jennifer Abols
99.3	Certificate of Qualified Person Jennifer Abols
99.4	Consent of Christopher John Bostwick
99.5	Certificate of Qualified Person Christopher John Bostwick
99.6	Consent of Michele Lee Cote
99.7	Certificate of Qualified Person Michele Lee Cote
99.8	Consent of Jeffrey Volk
99.9	Certificate of Qualified Person Jeffrey Volk
99.10	Consent of Colin Webster
99.11	Certificate of Qualified Colin Webster

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: August 24, 2023
	By:	/s/ Christopher Bostwick
	Name:	Christopher Bostwick
	Title:	Senior Vice President, Technical Services